September 16, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs,

Re:	China Life Insurance Company Limited
Form 20-F for the Year Ended December 31, 2012
File No. 001-31914

We refer to your letter dated September 9, 2013 addressed to China Life Insurance Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by September 27, 2013.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville